Exhibit 6.4

PROMISSORY NOTE

$80,000.00	June 23, 2017 San Diego, CA

For value received XY - THE FINDABLES COMPANY, a Delaware corporation (the “Company”) promises to pay to THE FROWNFELTER FAMILY TRUST UAD 05/11/2015 or its assigns (the “Holder”) the principal sum of $80,000.00 with interest on the outstanding principal amount which shall accrue at the rate of 8% simple interest per annum. Interest shall be computed on the basis of a 360 day year and a 30 day month. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full. Capitalized terms used herein, which are undefined, shall have the meanings attributed thereto in the Agreement (as defined in Section 1).

1.     Notes. This promissory note (this “Note”) is issued as part of a series of similar notes (collectively, the “Notes”) to be issued pursuant to the terms of that certain Note and Warrant Purchase Agreement (the “Agreement”), dated as of August 12, 2016, by and among the Company and the Purchasers (as defined therein).

2.     Payments. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Noteholders. All payments shall be applied first to accrued interest, and thereafter to principal. Unless this Note is converted in accordance with the terms set forth in the Agreement, the entire outstanding balance (including all accrued but unpaid interest) hereon shall become fully due and payable on the earlier to occur of: (i) 4 years from the date of this Note (the “Maturity Date”) and (ii) when declared due and payable by the Holder pursuant to the terms hereof following the occurrence of an Event of Default (as defined in Section 3 below).

3.     Events of Default. If any of the events specified in this Section 3 shall occur (herein individually referred to as an “Event of Default”), the Holder may, so long as such condition exists, declare the entire principal and unpaid accrued interest hereunder immediately due and payable by notice in writing to the Company: (i) default in the payment of the principal and unpaid accrued interest of this Note when due and payable if such default is not cured by the Company within 15 days after the Holder has given the Company written notice of such default; (ii) the entrance by any court of competent jurisdiction of any judgment against the Company in an amount in excess of $3,000,000; (iii) a third party accelerates the maturity of any indebtedness of the Company in an amount in excess of $3,000,000; (iv) the filing of a petition by or against the Company under any provision of the Bankruptcy Reform Act, Title 11 of the United States Code, as amended or recodified from time to time, or under any similar law relating to bankruptcy, insolvency or other relief for debtors, or appointment of a receiver, trustee, custodian or liquidator of or for all or any part of the assets or property of the Company; or (v) the Company shall have become insolvent or bankrupt or a receiver or trustee shall have been appointed with respect to the Company.

4.     Prepayment. The Company may prepay this Note, in full or in part, at any time prior to the Maturity Date, with or without notice.

5.     Waiver of Presentment. Company hereby waives demand, notice, presentment, protest and notice of dishonor.

6.     Governing Law. The terms of this Note shall be construed in accordance with the laws of the State of Delaware, as applied to contracts entered into by Delaware residents within the State of Delaware, and to be performed entirely within the State of Delaware.

7.     Amendments and Waivers. Any term of this Note may be amended or waived with the written consent of Company and the Majority Holders, as provided in the Agreement.

COMPANY:

XY - THE FINDABLES COMPANY

/s/ Arie Trouw
Arie Trouw
Chief Executive Officer